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Exhibit 99.2

BIOVAIL CORPORATION
SECOND QUARTER REPORT 2002

DEAR FELLOW SHAREHOLDERS:

        I am pleased to report record financial results in the second quarter of 2002 as Biovail achieved a number of significant advances in the execution of its corporate strategy. We achieved growth in product sales in both the U.S. and Canada, continued the expansion of our U.S. sales operations, made exciting product acquisitions and we reached a number of research and development milestones, including significant progress towards approval of Cardizem® XL.

PRODUCT SALES

        U.S. product sales by Biovail Pharmaceuticals continued to increase during the quarter, with significant gains being made by a number of products in Biovail's portfolio.

        In the cardiovascular category, a brand awareness survey of physicians rated two Biovail products among the top five of line awareness: Cardizem® (2) and the newly acquired Vasotec® (5). This awareness level bodes well for the upcoming launch of Cardizem® XL.

        Sales of the cardiovascular product, Teveten®, an angiotension-II receptor blocker for the treatment of hypertension, contributed to second quarter results. This product was added to Biovail's portfolio at the end of the first quarter and initial indications for this product are very positive.

        Sales of the anti-depressant Wellbutrin® SR continued to grow at an impressive rate, recording a 22% increase in prescriptions for the quarter compared to the same period last year, significantly surpassing the 16% growth recorded by the overall anti-depressant market. Wellbutrin® SR is being co-marketed by Biovail as part of the landmark agreement signed with GlaxoSmithKline (GSK) in October of 2001. This marked growth in sales is an excellent indicator for the introduction of Wellbutrin® XL once daily, being developed by Biovail for GSK.

        Initial promotional efforts began on Zovirax®, which is also part of the GSK agreement. Expectations are high, as Zovirax® Ointment's market share rose during the first half of the year from 53.2% to 57.9%.

        Biovail Pharmaceuticals Canada had an outstanding quarter, with net product sales revenue increasing by more than 100% over the second quarter 2001. These results were driven primarily by the strong performances of Tiazac® and Monocor®. The market share for Tiazac® grew from 29.4% in May 2001 to a record 35.7% by the end of the second quarter of 2002.

SALES FORCE EXPANSION

        We continued the expansion of Biovail's U.S. sales force during the quarter, and have added 250 new pharmaceutical representatives since the beginning of the year. This keeps Biovail firmly on track towards its stated objective of having a fully operational 800 person sales force in place in time for the launch of Cardizem® XL, anticipated in the second half of 2002.

PRODUCT ACQUISITIONS

        In May of this year, Biovail added a major product to its impressive cardiovascular product line-up with acquisition of U.S. rights to Vasotec® (enalapril) and Vaseretic® (enalapril and hydrochlorothiazide) from Merck & Co., Inc. These two products are first line agents for the treatment of hypertension. Combined, U.S. sales in 2001 were over $125 million. The addition of these well-established products further solidifies Biovail's strength in the cardiovascular market. Also as part of the agreement, Biovail acquires the rights to a fixed dose combination New Drug Application (NDA) of enalapril and diltiazem malate.

        In a separate agreement, Biovail will develop, licence and supply a new dosage formulation of a developmental Merck product utilizing CEFORM® Microsphere technology.

        During the quarter, Biovail acquired the U.S. commercialization rights to Metformin GR, a new once-daily metformin HCl product from DepoMed, Inc. Under the terms of the agreement, Biovail will manufacture and market the new product on approval. Metformin is a well-established treatment for the control of hyperglycemia in Type II diabetes, a condition currently diagnosed in over 15 million Americans. Metformin GR is in Phase III trials, with approval anticipated in 2004. In addition, Biovail also acquired 15% of the issued and outstanding common shares of DepoMed, Inc.

PRODUCT PIPELINE

        We achieved a major milestone in June with the receipt of an Approvable Letter from the U.S. Food and Drug Administration (FDA) for Cardizem® XL, Biovail's novel medication for the treatment of hypertension. This represents one of the final steps towards marketing approval, which is now expected by year-end.

        Cardizem® XL is the first chrono-therapeutic product designed specifically to work in conjunction with the body's natural circadian rhythms. To date, clinical trials of Cardizem® XL have shown extremely positive results, and interest in this innovative product is high in the medical community. Noteworthy among these is a trial presented at the prestigious American Society of Hypertension meeting in May. This trial demonstrated that Cardizem® XL showed superior blood pressure control during early morning hours when the incidence of cardiovascular events is highest.

        Development of Biovail's once-daily tramadol product is progressing well, with additional Phase III clinical trials being initiated in the quarter. Filing of this product for the treatment of osteoarthritis is on track for 2003.

        Co-development of Wellbutrin® XR with GSK is also proceeding on schedule.

        Biovail significantly expanded its mid- to long-term pipeline during the quarter with the acquisition of the rights to six products currently under development by Ethypharm S.A. This co-operative venture will provide Biovail operations with access to promising molecules and new formulation technologies. It will also allow Biovail to enter exciting new niche therapeutic categories, including oncology and virology.

        In total, Biovail currently has over 20 pipeline products at various stages of development. These include both NDA and ANDA (Abbreviated New Drug Application) products in a variety of key therapeutic categories.

MANUFACTURING

        Overall production at Biovail's manufacturing operations increased by 60 per cent in the quarter, compared to the first three months of the year. Expansion of Biovail's Manitoba manufacturing facility is on schedule and integration of new product lines throughout the organization is progressing well.

FINANCIAL RESULTS

        Biovail recorded record financial results for second quarter and first six months of 2002. Total revenues for the second quarter of 2002 increased 39% to $185.1 million, compared with $133.5 million reported for the second quarter of 2001. Total revenues for the six months ended June 30, 2002 were $340.4 million, reflecting an increase of $87.7 million, or 35%, over the six months ended June 30, 2001.

        Net income increased 42% to $62.6 million for the second quarter 2002 versus second quarter 2001 net income of $44.1 million. Net income for the six months ended June 30, 2002 of $115.6 million was an increase of 58% over the $73.3 million recorded for the equivalent period last year.

        Second quarter 2002 diluted earnings per share increased 30% to $0.39 per share versus $0.30 per share for the second quarter 2001. For the six months ended June 30, 2002 diluted earnings per share increased 40% to $0.70 per share versus $0.50 per share for the first six months of 2001.

        On behalf of the Board of Directors, I would like to thank Biovail's shareholders for their support, and our employees for their continuing effort and dedication.

signed EUGENE N. MELNYK
Chief Executive Officer
Chairman of the Board

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

	June 30 2002	December 31 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$35,505	$434,891
Accounts receivable	149,479	96,556
Inventories	48,716	38,506
Deposits and prepaid expenses	6,984	6,643

	240,684	576,596
Long-term investments	72,542	2,355
Property, plant and equipment, net	102,881	85,581
Goodwill, net	102,259	96,477
Intangible assets, net	996,666	556,360
Other assets, net	26,349	14,114

	$1,541,381	$1,331,483

LIABILITIES
Current
Accounts payable	$51,401	$31,811
Accrued liabilities	76,797	59,989
Income taxes payable	24,564	17,318
Deferred revenue	19,082	27,030
Current portion of long-term obligations	47,610	12,592

	219,454	148,740
Deferred revenue	20,650	23,100
Long-term obligations	507,997	33,569

	748,101	205,409

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 147,009,508 and 157,496,407 issued and outstanding at June 30, 2002 and December 31, 2001	1,315,536	1,407,507
Stock options outstanding	6,211	5,067
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	6,177	6,221
Deficit	(522,928)	(280,004)
Accumulated other comprehensive loss	(1,728)	(2,729)

	793,280	1,126,074

	$1,541,381	$1,331,483

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
REVENUE
Product sales	$157,788	$121,938	$287,642	$230,799
Research and development	5,802	1,963	11,515	3,529
Co-promotion, royalty and licensing	21,541	9,603	41,227	18,403

	185,131	133,504	340,384	252,731

EXPENSES
Cost of goods sold	41,291	27,321	77,007	53,662
Research and development	14,453	13,675	24,921	24,845
Selling, general and administrative	38,981	24,527	78,318	51,253
Amortization	14,019	10,849	26,528	21,451

	108,744	76,372	206,774	151,211

Operating income	76,387	57,132	133,610	101,520
Interest income	1,047	579	2,561	1,157
Interest expense	(10,170)	(10,298)	(11,863)	(23,348)

Income before provision for income taxes	67,264	47,413	124,308	79,329
Provision for income taxes	4,707	3,310	8,700	6,060

Net income	$62,557	$44,103	$115,608	$73,269

Earnings per share
Basic	$0.42	$0.33	$0.76	$0.55

Diluted	$0.39	$0.30	$0.70	$0.50

Weighted average number of common shares outstanding (000s)
Basic	149,948	132,297	152,735	132,037

Diluted	161,423	147,933	164,885	147,735

Prior year's figures reflect the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in the current year.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$115,608	$73,269
Add items not involving cash
Depreciation and amortization	32,025	26,652
Amortization of deferred financing costs	1,160	705
Amortization of discounts on long-term obligations	2,074	7,115
Compensation cost for employee stock options	999	999
Deferred income taxes	—	1,450

	151,866	110,190
Net change in non-cash operating items	(25,388)	27,222

Cash provided by operating activities	126,478	137,412

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(20,436)	(28,939)
Additions to intangible assets	(383,302)	(13,954)
Acquisitions of long-term investments	(70,694)	(209)
Proceeds on reduction in intangible assets	—	11,352

Cash used in investing activities	(474,432)	(31,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	5,232	13,617
Repurchase of common shares	(452,001)	—
Proceeds from the exercise of warrants	794	20
Issuance of Senior Subordinated Notes, net of financing costs	384,280	—
Advances (repayments) under revolving term credit facility	34,954	(75,790)
Repayments of other long-term obligations	(24,740)	(100,365)

Cash used in financing activities	(51,481)	(162,518)

Effect of exchange rate changes on cash and cash equivalents	49	(12)

Decrease in cash and cash equivalents	(399,386)	(56,868)
Cash and cash equivalents, beginning of period	434,891	125,144

Cash and cash equivalents, end of period	$35,505	$68,276

SHAREHOLDER INFORMATION

Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5
T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

How to Reach Us for More Information

        For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

CORPORATE INFORMATION

Trading Symbols
Common Shares: BVF
Common Share Warrants: BVF.ws

Registrars and Transfer Agents
CIBC Mellon Trust Company
Toronto, Canada
ChaseMellon Shareholder Services
New York, New York

        The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Viazem, CEFORM®, FlashDose®, Shearform®,Teveten®, Vasotec® and Vaseretic®. All other product names referred to in this document are the property of their respective owners.

        To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

        Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

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Exhibit 99.2
BIOVAIL CORPORATION SECOND QUARTER REPORT 2002
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars) (Unaudited)